SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

CYREN LTD.

(Name of Subject Company (Issuer))

WP XII INVESTMENTS B.V.

WP XII INVESTMENTS COÖPERATIEF U.A.

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

WP XII PARTNERS (CAYMAN), L.P.

(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

WP XII Investments B.V.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 878-0600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asaf Harel Tomer Sela Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Rd. Ramat Gan 5250608, Israel Telephone: +972-3-610-3100	Dvir Oren Ross M. Leff Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation* $78,163,395	Amount of Filing Fee** $9,732

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 31,265,358 ordinary shares of Cyren Ltd. at a purchase price of $2.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, as updated by Fee Advisory #1 for Fiscal Year 2018, by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,732.	Filing Party: WP XII INVESTMENTS B.V.
Form or Registration No.: Schedule TO.	Date Filed: November 20, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission (the “SEC”) on November 20, 2017, as amended by Amendment No. 1 filed with the SEC on November 28, 2017, as further amended by Amendment No. 2 filed with the SEC on December 6, 2017 (together with any other amendments and supplements thereto, the “Schedule TO”) by WP XII Investments B.V., a private limited liability company organized under the laws of the Netherlands (“WP XII BV”), which is a wholly owned subsidiary of WP XII Investments Coöperatief U.A., a company incorporated in The Netherlands (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”; the WP XII Funds, collectively with WP XII BV and WP XII Investments Coöperatief, the “Bidder”) and relates to the offer by the Bidder to purchase 31,265,358 outstanding ordinary shares, nominal (par) value NIS 0.15 per share (the “Shares”), of Cyren Ltd. (“Cyren”), at $2.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated November 20, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following text is hereby added at the end of the information set forth in “The Tender Offer—10. Sources and Amount of Funds” in the Offer to Purchase:

“While we do not believe that our financial condition is material to the decision of a holder of Cyren shares whether to tender Cyren shares and accept the offer, certain selected financial information is provided below.

As of November 20, 2017, the date of commencement of the offer, WP XII BV had assets of $103,592,645.40, comprised of 10,595,521 Cyren shares with an aggregate value of $25,429,250.40 (based on the closing price per share on Nasdaq on November 17, 2017, the U.S. business day prior to the commencement of the offer, of $2.40 per share) and $78,163,395.00 in restricted cash that is deposited in an escrow account with the Israeli Depositary to fund the purchase of the Cyren shares in the offer, and no liabilities other than the payment of fees and expenses with respect to the offer, an estimate of which fees and expenses are set forth in Section 13 of this offer to purchase, and immaterial administrative expenses. As of November 20, 2017, WP XII Investments Coöperatief owned 100% of the equity interests in WP XII BV, had no other assets and had no liabilities other than immaterial administrative expenses. As of September 30, 2017, the WP XII Funds had investments in 12 portfolio companies, a net asset value in excess of $1.0 billion and capital commitments in excess of $1.0 billion.”

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

WP XII INVESTMENTS B.V.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WP XII INVESTMENTS COÖPERATIEF U.A.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WP XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: December 14, 2017